

November 9, 2011

Via E-mail
Mr. H. Clifford Buster III
Chief Financial Officer
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135

> **Re: Dollar Thrifty Automotive Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-13647**

Dear Mr. Buster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Use of Non-GAAP Measures for Measuring Results, page 34

1. Reference is made your disclosure of the non-GAAP measure, Corporate Adjusted EBITDA. Your current disclosure which states that Corporate Adjusted EBITDA is important to investors because it provides a supplemental measure of liquidity and operating performance is not considered adequate. The reasons provided by management for why you believe it is important to investors should be substantive and specific to you,

the company, and/or the industry in which you operate. In this regard, please tell us and revise your disclosure in future filings to discuss why management believes Corporate Adjusted EBITDA is useful to investors both as a liquidity and as an operating performance measure in substantive terms specific to the company.

Financial Statements, page 55

Consolidated Statement of Stockholders' Equity and Comprehensive Income (Loss), page 58

2. Reference is made to the line items related to the issuance of common stock during 2010. Please explain to us why it appears that the issuance of common stock results in an increase in treasury shares and its account balance rather than a decrease.

Part III, page 96

3. We note that the sections in your Definitive Proxy Statement on Schedule 14A filed on April 26, 2011 "Compensation Committee Interlocks and Insider Participation" on page 16 and "Transactions with Related Persons, Promoters and Certain Control Persons" on page 43 were not incorporated by reference into Item 11 and Item 13, respectively, of the Form 10-K. Please confirm that in future filings you will incorporate these sections by reference into the Form 10-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief